File No.
82-3881

TYLER RESOURCES INC.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 269-6753
FAX: (403) 266-2606
www.tylerresources.com TYS:CDNX

04010684

March 9, 2004

SEC MAIL PROCESSING
RECEIVED
MAR 1 7 2004
WASH. D.C. 158 SECTION

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3881

SUPPL

Please find enclosed 3 copies of our Second Quarter Interim Financials for the period ended January 31, 2004.

Yours very truly,

TYLER RESOURCES INC.

PROCESSED
MAR 18 2004
THOMSON
FINANCIAL

D MacAulay

BN Barbara O'Neill

dw 3/18

TYLER RESOURCES INC.

INTERIM FINANCIAL STATEMENTS

2nd Quarter Reports
January 31, 2004

#500, 926-5th Avenue S.W.
Calgary, Alberta
T2P 0N7
www.tylerresources.com

Phone: (403) 269-6753
Fax: (403) 266-2606

TYLER RESOURCES INC.
INTERIM BALANCE SHEETS
(Unaudited - prepared by management)

		January 31, 2004		July 31, 2003
ASSETS				
Current				
Cash and cash equivalents	$	240,809	$	7,977
Accounts receivable		12,036		11,307
Prepaids		1,080		3,826
Marketable securities Note 3		2,973		29,000
		256,898		52,110
OTHER ASSETS		6,241		6,241
MINERAL PROPERTIES AND EQUIPMENT Schedule, Note 4		5,356,569		4,902,119
	$	5,619,708	$	4,960,470
LIABILITIES				
CURRENT				
Accounts payable and accrued liabilities	$	13,590	$	171,068
Related party payables and accrued liabilities Note 5		19,974		80,770
Demand notes payable due to related parties Note 6		-		67,065
		33,564		318,903
SHAREHOLDERS' EQUITY				
CAPITAL STOCK Note 7				
Authorized:				
i) an unlimited number of common voting shares				
ii) an unlimited number of preferred shares				
Issued:				
55,080,939 common shares,(July 31,2003-38,294,939)		10,091,746		9,050,246
CONTRIBUTED SURPLUS Note 8		379,000		-
DEFICIT		(4,884,602)		(4,408,679)
		5,586,144		4,641,567
	$	5,619,708	$	4,960,470

Commitment Note 9

Approved on behalf of the Board

"Gregory Smith" Director "James Devonshire" Director

See accompanying notes to the financial statements.

TYLER RESOURCES INC.
INTERIM STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited - Prepared by Management)

	Three months ended January 31, 2004	Three months ended January 31, 2003	Six months ended January 31 2004	Six months ended January 31 2003
REVENUE				
Interest and other	$ **151**	$ 3,685	$ **21,029**	$ 10,105
EXPENSES				
General and administrative	**56,340**	34,530	**79,163**	60,900
Reporting to shareholders	**10,982**	8,979	**10,983**	8,979
Professional fees	**8,259**	6,827	**14,226**	12,327
Stock exchange and transfer agent fees	**13,740**	10,300	**15,390**	13,218
Stock-based compensation Note 8	**379,000**	-	**379,000**	-
	468,321	60,636	**498,762**	95,424
LOSS BEFORE THE UNDERNOTED	**(468,170)**	(56,951)	**(477,733)**	(85,319)
Gain (loss) on sale of investments	**3,550**	(2,303)	**1,810**	(2,303)
NET LOSS	**(464,620)**	(59,254)	**(475,923)**	(87,622)
DEFICIT, beginning of period	**(4,419,982)**	(4,303,143)	**(4,408,679)**	(4,274,775)
DEFICIT, end of period	$ **(4,884,602)**	$ (4,362,397)	$ **(4,884,602)**	$ (4,362,397)
LOSS PER SHARE				
Basic and diluted	$ **(0.01)**	$ 0.00	$ **(0.01)**	$ 0.00
WEIGHTED AVERAGE SHARES OUTSTANDING				
Basic and diluted	**39,872,200**	37,567,765	**39,083,569**	36,893,852

See accompanying notes to the financial statements

TYLER RESOURCES INC.
INTERIM STATEMENTS OF CASH FLOW
(Unaudited - prepared by management)

	Three months ended January 31, 2004	Three months ended January 31, 2003	Six months ended January 31, 2004	Six months ended January 31, 2003
Increase (decrease) in cash and cash equivalents:				
OPERATING ACTIVITIES				
Interest and other income received	$ **13,333**	$ 3,685	$ **21,029**	$ 10,105
Cash operating expenses	**(147,527)**	(37,848)	**(149,262)**	(47,570)
	(134,194)	(34,163)	**(128,233)**	(37,465)
INVESTING ACTIVITIES				
Mineral property and equipment additions	**(404,359)**	(68,982)	**(381,387)**	(105,915)
Arbitration settlement Note 2	**546,247**	-	**546,247**	-
	141,888	(68,982)	**164,860**	(105,915)
FINANCING ACTIVITIES				
Private placement proceeds	**146,500**	100,000	**146,500**	100,000
Exercise of warrants	**95,000**	-	**95,000**	-
Proceeds on disposal of investments	**10,600**	3,499	**27,837**	3,499
Demand notes payable	**(77,065)**	-	**(67,065)**	-
Notes payable interest paid	**(6,067)**	-	**(6,067)**	-
	168,968	103,499	**196,205**	103,499
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**176,662**	354	**232,832**	(39,881)
CASH AND CASH EQUIVALENTS:				
beginning of period	**64,147**	5,222	**7,977**	45,457
end of period	$ **240,809**	$ 5,576	$ **240,809**	$ 5,576

Supplementary information:
The amount of interest paid in the periods ended January 31, 2004 is disclosed above.
Interest paid in the three-month and six-month periods ended January 31, 2003 aggregated $1,412.
There were no cash payments for taxes during the above-noted periods.

See accompanying notes to the financial statements.

TYLER RESOURCES INC.
SCHEDULE OF MINERAL PROPERTIES AND EQUIPMENT
FOR THE SIX MONTH PERIODS ENDED JANUARY 31, 2004 AND JANUARY 31, 2003
(Unaudited - prepared by management)

		Saskatchewan	Northwest Territories		Mexico	Nunavut	
	Total	Weedy Lake	*Carat*	*Kelsey*	*Bahuerachi*	*Keni*	Other
January 31, 2004							
Exploration and development expenditures:							
Balance July 31, 2003	$ 3,707,687	$ 1,743,802	$ 723,892	$ (25,645)	$ 1,048,902	$ 203,593	$ 13,143
Geological consulting	19,564	-	1,813	-	14,998	2,753	-
Miscellaneous	4,296	-	-	-	-	-	4,296
Project field costs	5,603	-	-	-	5,603	-	-
Geophysical	44,671	-	-	-	44,671	-	-
Taxes and property maintenance	22,531	-	-	-	22,531	-	-
Legal expenditure - arbitration	28,459	-	28,459	-	-	-	-
Arbitration settlement Note 2	(546,247)	-	(546,247)	-	-	-	-
Balance January 31, 2004	3,286,564	1,743,802	207,917	(25,645)	1,136,705	206,346	17,439
Property acquisition costs:							
Balance July 31, 2003	1,194,432	637,844	217,941	28,171	248,613	55,520	6,343
Costs incurred	875,573	-	-	-	875,246	-	327
Balance January 31, 2004	2,070,005	637,844	217,941	28,171	1,123,859	55,520	6,670
Total mineral properties January 31, 2004	$ 5,356,569	$ 2,381,646	$ 425,858	$ 2,526	$ 2,260,564	$ 261,866	$ 24,109

		Saskatchewan	Northwest Territories		Nunavut	Mexico	
	Total	Weedy Lake	Carat	Kelsey	Keni	Bahuerachi	Other
JANUARY 31, 2003							
Exploration and development *expenditures:*							
Balance July 31, 2002	$ 3,449,540	$ 1,743,702	$ 443,478	$ (27,665)	$ 227,505	$ 1,026,583	$ 35,937
Geological consulting	35,296	-	8,314	2,020	4,383	20,579	-
Geochemical	12,095	-	-	-	12,095	-	-
Field and miscellaneous	23,967	-	26,012	-	-	(2,045)	-
Balance January 31, 2003	3,520,898	1,743,702	477,804	(25,645)	243,983	1,045,117	35,937
Property acquisition costs:							
Balance July 31, 2002	1,167,779	637,844	217,941	28,171	51,770	221,466	10,587
Costs incurred	24,755	-	-	-	-	24,423	332
Balance January 31, 2003	1,192,534	637,844	217,941	28,171	51,770	245,889	10,919
Total mineral properties January 31, 2003	$ 4,713,432	$ 2,381,546	$ 695,745	$ 2,526	$ 295,753	$ 1,291,006	$ 46,856

1. Accounting Policies

Basis of presentation

The interim financial statements follow the same accounting policies and methods of computation as the audited financial statements for the year ended July 31, 2003. These interim financial statements should be read in conjunction with the audited financial statements for the year ended July 31, 2003 as not all disclosures required by Generally Accepted Accounting Principles for annual financial statements are presented.

2. Arbitration settlement

During the period, pursuant to an Arbitration decision, the Company received $261,572 plus interest of $11,654, as reimbursement of joint venture over-expenditures associated with the Carat joint venture. The Company also received $284,675 as reimbursement for legal and other costs incurred regarding the arbitration. The awards were credited to the Carat property where the original property and arbitration costs had been capitalized. The interest has been included in "interest and other" in the statement of operations.

3. Marketable securities

	Jan. 31, 2004			July 31, 2003		
	Number of Shares	Fair Value	Book Value	Number of Shares	Fair Value	Book Value
Northern Abitibi Mining Corp. *	60,000	$ 5,100	**$ 2,950**	200,000	$18,000	$10,000
Nordic Diamonds Ltd.	39	30	**23**	47,619	11,000	9,000
Cantech Ventures Inc.	-	-	**-**	208,125	6,000	10,000
		$ 5,130	**$ 2,973**		$35,000	$29,000

* Northern Abitibi Mining Corp. is related by virtue of certain common officers and directors.

4. Mineral properties and equipment

Mineral property acquisition

During the period ended January 31, 2004, the Company acquired a 40% interest in the Bahuerachi, Mexico mineral property from CDG Investments Inc., (CDG). The acquisition brings the Company's interest in the property to approximately 89% with the initial vendor holding 11%. CDG is related to the Company by virtue of certain common officers and directors.

The Company issued 13,336,000 shares at a deemed price of $0.06 per share in payment of the purchase price. The deemed price was negotiated and agreed to by independent committees of the board of directors of both companies and came within the range of values assigned to the property by an independent geological consulting firm. The transfer price represented both the cost of the property on the books of CDG at the time of the purchase and the approximate fair value of the property.

Mineral property dispositions

Subject to regulatory approval and TSX Venture Exchange approval, the Company has granted Majescor Resources Inc., (Majescor), an option to acquire its approximate 30% and 33% interests in the Carat and Kelsey diamond exploration joint ventures respectively. In order to purchase the interests Majescor will be required to pay the Company $300,000 in cash and issue 300,000 common shares and 200,000 warrants to the Company over the course of two years. The warrants will be exercisable at prices ranging from $0.40 per share to $0.55 per share and will expire within two to three years of the warrant issue dates.

5. Related party payables and accrued liabilities

The Company owed corporations controlled by officers of the Company $19,974, (July 31,2003 – $51,407), for geological and administrative consulting services. The Company owed corporations related by virtue of certain common officers and directors $NIL, (July 31, 2003 - $29,363), for rent and administrative charges.

6. Demand notes payable due to related parties

		January 31, 2004		July 31, 2003
Due to related company, bearing interest at 10% per annum *	$	-	$	13,580
Due to related company, bearing interest at 12% per annum *		-		11,411
Due to officers' companies, bearing interest at 12% per annum		-		42,074
	$	-	$	67,065

* Related by virtue of certain common officers and directors.

During the six months ended January 31, 2004 an additional $10,000 was advanced to the Company by an officer's company. The notes and accrued interest of $6,067 were fully repaid in the current period.

7. Capital Stock

The following summarizes capital stock transactions during the six months ended January 31, 2004:

	Number of shares	Cost
Balance July 31, 2003	38,294,939	$ 9,050,246
Private placement (net of $3,500 issue costs)	2,500,000	146,500
Warrants exercised	950,000	95,000
Issued for property Note 4	13,336,000	800,000
Balance January 31, 2004	55,080,939	$10,091,746

Officers, directors, or their immediate family subscribed to 313,333 shares of the private placement. Officers exercised 150,000 of the warrants exercised during the period ended January 31, 2004.

a) **Options**

The following summarizes stock option transactions during the six months ended January 31, 2004:

	Number of options	Average Price
Balance July 31, 2003	1,360,000	$0.10
Granted December 16, 2003	2,240,000	$0.10
Granted January 30, 2004	1,500,000	$0.20
Balance January 31, 2004	**5,100,000**	$0.13

The following summarizes stock options outstanding at January 31, 2004:

Expiry Date	Number of shares	Exercise price
January 23, 2006	1,285,000	$0.10
January 29, 2007	75,000	$0.12
December 15, 2008	2,240,000	$0.10
January 29, 2009	1,500,000	$0.20
	5,100,000	

7. Capital Stock (continued)

b) **Warrants**

Warrants to purchase 50,000 common shares, issued pursuant to a private placement in the year ended July 31, 2003, were outstanding at January 31, 2004. All of these warrants were exercised at $0.10 per share subsequent to period end. Further, warrants to purchase 2,500,000 common shares at $0.10 per share, expiring December 23, 2004 were issued pursuant to the private placement on December 23, 2003 and are outstanding at January 31, 2004. Officers, directors or their immediate family owned 313,333 of the latter warrants.

8. Stock-based compensation

The Company follows the "fair value" method of accounting for stock-based compensation arrangements, whereby the excess of the fair value of the stock options at the date of grant over the option grant price is recorded as compensation cost and a credit to contributed surplus. The fair value is determined using an option-pricing model that takes into account the exercise price and expected life of the option, the current price of the underlying stock, its expected volatility, the expected dividends on the stock, and the current risk-free interest rate for the expected life of the option. Stock options were granted to purchase 2,240,000 common shares at $0.10 per share and 1,500,000 common shares at $0.20 per share during the six months ended January 31, 2004. A value of $132,000 was associated with the 2,240,000 options and a value of $247,000 was associated with the 1,500,000 options using the Black-Scholes Option Pricing Model under the following assumptions:

	2,240,000 options grant	1,500,000 options grant
Expected stock price volatility	130.47%	130.79%
Risk-free interest rate	3.93%	3.65%
Expected option life	5 years	5 years
Expected dividend yield	-	-

9. Commitment

Pursuant to the Bahuerachi, Mexico option agreement, the Company is required to make annual option payments of $50,000 US in November of each year until the property commences commercial production.

10. Subsequent event

Subsequent to January 31, 2004 the Company engaged a lead agent to arrange a private placement financing of up to $4,000,000. The Offering will consist of a private placement of units priced at $0.25 per unit, with each unit consisting of one common share and one half of a common share purchase warrant. Each full warrant will be exercisable to purchase one common share at $0.35 per share during the period ended eighteen months from the warrant issue date. The lead agent will receive a cash commission of 8% of the gross proceeds of the offering and broker units equal to 8% of the number of units sold in the offering. The agent will also have an over-allotment option of up to 10% of the total offering. The proceeds of the financing will be used to finance further exploration on the Bahuerachi, Mexico property and for general corporate working capital.